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                                                                       EXHIBIT 1

                                                   April 19, 2000


Ridgeview, Inc.
2101 North Main Avenue
Newton NC
United States

Ladies and Gentlemen:

         Gibor Sports Alpha Socks Ltd. proposes to acquire all of the outstanding shares of Ridgeview, Inc. for $1.00 per share in cash. The acquisition would be made as soon as possible pursuant to a merger of a subsidiary to be established in the United States by us. The acquisition is subject to the negotiation of a mutually satisfactory merger agreement, which would have to be approved by our shareholders and we understand would have to be approved by the holders of a majority of Ridgeview's outstanding shares of common stock.

         To demonstrate our good faith and interest in completing the proposed merger, we will immediately extend a loan of $1,000,000 U.S. Dollars to Ridgeview to provide additional working capital to support Ridgeview's hosiery business. We understand that the loan will be unsecured and subordinated to Ridgeview's revolving and term indebtedness to certain U.S. banks and cannot be repaid until Ridgeview has paid them in full all amounts due to them. If the acquisition does not close within 90 days from the date the loan is made, we shall have the right to convert our loan into 1,500,000 shares of Ridgeview's common stock.

         In consideration of our extending this loan, Ridgeview agrees that for a period of 90 days from the execution of this letter it will not solicit any proposal or offer from any other person or company relating to the acquisition of all of Ridgeview's outstanding common stock or all or substantially all of its assets.

         If the foregoing proposal regarding a merger and our loan is acceptable to Ridgeview, please indicate your acceptance by signing and returning to me a copy of this letter.

Accepted and Agreed to:                   Very truly yours,
Ridgeview, Inc.
                                          Gibor Sport Alpha Socks Ltd.
s/  Hugh R. Gaither, President              GIBOR SPORT
                                            ALPHA SOCKS LTD.
By:  Hugh R. Gaither, President
                                                    s/ Moshe Alon

                                          By:  Moshe Alon, Managing Director


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